SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS

Publicly Traded Company

RELEVANT FACT

Suzano Petroquímica S.A. acquisition

Rio de Janeiro, November 30 2007 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian energy company with international performance, complementing the Relevant Facts published on August 3 and September 27 2007, announces that:

1.         Petrobras will conclude, on this date, the indirect acquisition of the shareholding control over Suzano Petroquímica S.A. (“SZPQ”), via: (i) the transference, to Petrobras, of the ordinary shares that represent the totality of the joint stock of the controlled SZPQ corporation, holding, indirectly 97,264,445 ordinary shares and 76,322,383 preferred shares issued by SZPQ, and representing 99.9% of SZPQ’s total ordinary shares and 76.6% of its joint stock; (ii) Petrobras’ payment, to the shareholders, of the acquisition price for the overall total of R$2,100,402,215.96 (two billion, one-hundred million, four-hundred two thousand, two-hundred fifteen Reais and ninety-six cents), corresponding to R$13.27 (thirteen Reais and twenty-seven cents) per ordinary share and R$10.61 (ten Reais and sixty-one cents) per preferred share, all issued by SZPQ, with such values having been established as a result of the adjustments that item 3, below, makes reference to.

2.           The acquisition was made pursuant to the documents approved by Petrobras’ Extraordinary General Meeting held on October 29 2007 (“Operation Documents”). The preceding conditions were fulfilled and the suspensive conditions set forth in the share purchase and sale agreement implemented.

3.           The total impact of the adjustments made for the contractual provisions implied in a reduction in the order of 2.54% in the acquisition price for the shares issued by SZPQ compared to that informed to the market on August 03 2007. The fact shareholders that were signatories of the Petroflex Indústria e Comércio S.A. (“Petroflex”) shareholder agreement exercised their right to preference caused a reduction of R$68,466,276.60 in the value. No adjustments were made to the acquisition price as a result of the due diligence process.

4.           Additionally, by force of a contractual provision, the mentioned price was corrected based on the variation of the average daily rate offered for one-day interfinancial deposits announced by CETIP for the period ranging from October 16 to this date.

5.           Considering the conclusion of the operation for the acquisition of the shareholding control over SZPQ, Petrobras will make, under the terms of art. 254-A of Law # 6.404/76, via DAPEAN PARTICIPAÇÕES S.A., the corporation that controls SZPQ directly, a public offering for the acquisition (“POA”) of the ordinary and preferred shares issued by SZPQ and belonging to its remaining shareholders for R$13.27 per ordinary share and R$10.61 per preferred share. DAPEAN PARTICIPAÇÕES S.A. will submit a request for the registration of the above-mentioned POA to the Securities Exchange Commission (CVM) in no more than 30 days beginning on this date, under the terms of the corporate legislation currently in effect. Considering the values per share above, and considering 100% adhesion to the POA, the estimated disbursement for the POA will be R$563,951,234.97 (five-hundred sixty-three million, nine-hundred fifty-one thousand, two-hundred thirty-four Reais and ninety-seven cents).

6.           In Addition, Petrobras announces it will not submit a request, to the Securities Exchange Commission, for the registration of a public offering aiming at the cancellation of SZPQ’s openly trade company registration.

7.           Finally, Petrobras clarifies it signed, on this date, an Investment Agreement with Unipar (União de Indústrias Petroquímicas S.A.) seeking to integrate its respective petrochemical assets, as stated in a joint announcement to the market that was issued on this date.

8.           Petrobras announces SZPQ will remain a legal entity that is distinct of Petrobras, maintaining its normal operations and its personnel, agreements and operations in effect and that it will use the “Nova Petroquímica” brand associated to SZPQ’s current corporate name until the integration has been wrapped up.

Almir Guilherme Barbassa

Financial and Investor Relations Director

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.